SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2009
Commission File Number 1-14916
BROOKFIELD PROPERTIES CORPORATION
(Translation of registrant’s name into English)
Brookfield Place
181 Bay Street
Suite 330
Toronto, Ontario
Canada M5J 2T3
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  December 8, 2009.

Brookfield Properties Corporation
By:	/s/ Michelle Campbell
	Name:	Michelle Campbell
	Title:	Vice President, Compliance Assistant General Counsel Assistant Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States.*
99.2	Report of Independent Registered Chartered Accountant or Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States.

*	NOTE TO READER — The attached reconciliation at Exhibit 99.1 from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States is consistent with the version previously filed as Exhibit 99.1 to Brookfield Properties Corporation’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 11, 2009 (File No. 001-14916), except for certain presentation and additional disclosures which have been included to reflect the adoption of FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”.